China 3C Group Address: 368 HuShu Nan Road HangZhou City, Zhejiang Province, China 310014 Tel: 086-0571-88381700

December 18, 2008

Mr. Ethan Horowitz Securities and Exchange Commission 100 F Street, North East Washington, D.C. 20549 Mail Stop 3561

Re:	China 3C Group
Form 10-K/A
Filed October 31, 2008
File No. 000-28767

Dear Mr. Horowitz:

Thank you for your comment letter dated December 4, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K/A of China 3C Group, a Nevada corporation (the “Company”). The Company has filed Amendment No. 3 to the above-captioned Form 10-K (“Amendment No. 3”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2008. Amendment No. 3 incorporates our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of Amendment No. 3, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Item 1. Business, page 1

1.
We note your response to prior comment one from our letter dated September 12, 2008 and believe that additional discussion is warranted. In future Exchange Act filings, please clarify that you act as a reseller and generate approximately 100% of your revenues from the resale of third party products. Also, consider briefly describing the existing arrangements or agreements governing your relationships with product suppliers, clarifying any material terms of material reseller relationships. Confirm that you will include such disclosure in future filings, and please provide a description of it in your response letter.

Response to Comment 1:

As requested by the Staff, we have added disclosure on page 1, page 17 and page F-7 that we are a reseller and generate approximately 100% of our revenues from the resale of third party products.  We have also added disclosure on page 24 with respect to the material terms of agreement with our product supplier Guangzhou Fanyu Giant Electronic Ltd.  This disclosure will also be included in our future filings, as appropriate.

Mr. Ethan Horowitz, Esq. Securities and Exchange Commission December 18, 2008 Page 2

For example, the disclosure with respect to a distribution agreement our subsidiary has with Guangzhou Fanyu Giant Electronic Ltd. is as follows:

In July 2008, our subsidiary, Hangzhou Sanhe, signed an exclusive distribution agreement with Guangzhou Fanyu Giant Electronic Ltd. (an independent third party) to distribute “Giant” brand DVD and speakers in Zhejiang and Jiangsu provinces. This contract will entitle us to receive a purchase discount based on annual sales of the product. The material terms of this contract relate to the purchase discount and they are as follows:

•	If the annual sales are between RMB 2 million –RMB 3 million, Guangzhou Fanyu will offer us a discount of 2% of the total annual purchase.

•	If the annual sales are between RMB 3 million –RMB 4 million (exclude RMB 3 million), Guangzhou Fanyu will offer us a discount of 4% of the total annual purchase.

•	If the annual sales exceed RMB 4 million, Guangzhou Fanyu will offer us a discount of 5% of the total annual purchase.

Item 7 – Management’s Discussion and Analysis

Results of Operations, page 18

2.
Considering your response to our prior comment 17 relating to your identification of four operating segments with differing gross profit margins, products and operations, please revise your disclosure for each period presented to describe and quantify underlying material activities that generate variances in the operations of each segment. These disclosures should enhance, but not duplicate, disclosure regarding your consolidated financial statements to provide a reader with an understanding of how each segment impacts your overall results of operations. For additional guidance, see SEC Release No. 33-8350.

Response to Comment 2:

We respectfully disagree with the Staff’s interpretation that the Company’s operating segments are reportable segments under SFAS 131, requiring disclosure as such.  We have identified four operating segments based on the nature of the products sold by each of our subsidiaries for the purpose of providing greater transparency to our stockholders.  Under SFAS 131, reportable segments are operating segments that report any of:

•	revenues (including intersegment revenues) of at least 10% of total revenues (including intersegment revenues) of all reported operating segments

•	profit (loss) of at least 10% of the combined profit (loss) of all operating segments reporting a profit (loss)

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•	assets of at least 10 percent of the combined revenues, profit or loss, or assets of all operating segments.

A reportable segment may aggregate two or more operating segments if their products and services, production processes, type of customer, distribution, and regulatory environments are similar. Reportable segments must total at least 75% of external revenues; if not, additional segments must be reported until that threshold is reached.

We respectfully submit that none of our operating segments meet the foregoing requirements to be considered “reportable segments”.  Accordingly, the disclosures required by SFAS 131 are not applicable to us.

Our corporate structure has been organized so that each of our subsidiaries is involved in the resale of a certain type of electronic product.  As in any electronics business each product has a different sales price, costs and expenses, gross margins, and generates a different level of sales, depending on the type of product.  In an effort to provide greater transparency to our investors about the impact on our profit and losses depending on what type of product we sell, in our press releases, we began to categorize our electronics sales based primarily on the type of electronic product being sold.  Since each of our subsidiaries sells a certain type of electronic product we believed that presenting the information in this manner assisted investors in understanding the variances in the sales operations of each type of electronic product, and would, in the future, assist them in understanding the impact on our operations of an acquisition of assets or a business that sells a certain type of electronic product.  We resell four types of electronic products, which are identified as follows: (1) mobile phones, (2) home electronics, (3) office communication products, and (4) consumer electronics.   Although in the prior response letter we referred to these categories of electronic products in general as “segments,” we want to clarify that these categories are “operating segments,” but not “reporting segments” under SFAS 131.  We have provided in our revised disclosure, a subsidiary by subsidiary breakdown, which included among other line items, the net sales, cost of goods sold and income from operations of the type of electronic product sold by a subsidiary.

The variance in the operations of each of our operating segments, is due not only to the fact that the type of electronic product being sold is different for each operating unit, but is also due to the competitiveness of the market in which the product is being sold.  For example, the market for office communication products is mature and highly competitive, therefore fax machines that are sold by our subsidiary, Yiwu Yongxin, only have a gross margin of approximately 13%.  Compare that to the market for consumer electronics in which we sell speaker systems.  The market for speaker systems is smaller with less competition.  As a result, the gross margin for speaker systems sold by our subsidiary, Hangzhou Sanhe, is approximately 27%.

Retail Locations, page 21

3.	We note your response to our prior comment five and the related revisions to your filing. However, your revised disclosure does not clearly explain how you treat new

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stores, relocated stores, changes in store square footage, and stores that were closed during the period in your definition of comparable stores. Please revise.

Response to Comment 3:

(1)           With respect to net sales per square foot each year and how we treat changes in square footage, this depends on the materiality of the impact on sales per square foot as a result of an increase or decrease in square footage.  By way of example only, if a store with an area of 130 square feet had sales of $14,000/month in 2006, that results in approximately $108 in sales per square foot. In 2007, if the same store increased the area of operation to 140 square feet and had sales of $16,000/month that would result in approximately $114 in sales per square foot.  We would deem the $6 increase in sales per square foot to be immaterial.  Accordingly, in this case, we will use the area of 130 square feet to compare same store sales, and the additional 10 square feet will be ignored in the calculation of same store sales.

(2)           With respect to net sales per square foot each year and how we treat relocated stores,  if a “store within store” is relocated to a different retail location, which we would refer to as a different operating environment, during the period, then that “store within store” will not be used in the same store comparison.  However, if the “store within store” is relocated to another location within the same retail location (or same operating environment) then the “store within store” sales will be used in the calculation of the same store comparison.

(3) With respect to net sales per square foot each year and how we treat closed stores, we treat a closed “store within store”  the same way we treat a “store within store”  relocated to different retail location.  A closed “store within store”  is not used in the same store comparison.

Item 9A(T) – Controls and Procedures, page 27

4.
Please tell us how the revisions to your filing in response to our previous comment letters, including your restatement, impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Your response should include a detailed discussion of the factors you considered in reaching your conclusions. Alternatively, you may amend your Form 10-K to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. If you conclude that your disclosure controls and procedures and internal control over financial reporting were not effective, please disclose your plan to remedy the related deficiencies.

Response to Comment 4:

Management continues to believe that our disclosure controls and procedures and internal control over financial reporting are effective.  In making this determination, management has reviewed all of the changes made to the Annual Report on Form 10-K since the initial filing.  Although we have made certain revisions to our Annual Report on

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Form 10-K, in response to comments by the Staff, we do not believe that any such changes are the basis for a determination or conclusion that our disclosure controls and procedures or our internal controls over financial reporting are no longer effective.  In addition, our independent registered public accounting firm, Morgenstern, Svoboda & Baer CPA’s P.C., whose attestation report was included in our initial and amended Annual Report on 10-K, has not advised us that the changes we have made requires any revisions to their attestation report, which currently says that we maintain, in all material respects, effective internal control over financial reporting.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

5.
It appears that the report of your independent accountant should be re-dated or dual dated to reflect the revisions that were made to footnotes two and fifteen. Please advise your accountant to revise their report accordingly or provide us with a detailed discussion as to why you do not believe that revisions are required. Refer to AU Section 530.

Response to Comment 5:

The Company’s independent registered public accounting firm has dual dated their report to reflect the revisions that were made to footnotes two and fifteen.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-12

6.
We note your revisions to your revenue recognition policy. In regards to your wholesale revenues, please revise your revenue recognition policy to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product obsolescence, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, product obsolescence, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response to Comment 6:

Revenues from wholesales are recognized as net sales after confirmation with distributors. Net sales  already take into account revenue dilution as they exclude inventory credit, discount for early payment, product obsolescence and return of products and other allowances. Once there are returns of products, the distributors bear

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the losses.  We have revised our revenue recognition policy on page F-12 to disclose this.

We estimate sales based on market conditions, potential customer demand as well as third party market reports. We also use historical operating data and asset situation to analyze the direction of our future operations,  which assists us in our decision making procedures with respect to business strategy.

We will make appropriate disclosure regarding sales as a result of incentives.For example, the disclosure with respect to an incentive program is as follows:

On September 22, 2008, Yiwu Yongxin, announced an incentive program at its stores. According to the incentive program, any purchase with an aggregate amount of no less than RMB 500 received a 5% rebate. Any purchase with an aggregate amount of no less than RMB 2000 received a 10% rebate. The incentive program was valid from September 29, 2008 to October 5, 2008.

7.
In connection with the comment above, we note your disclosure on page 2 that ZYX allows products to be returned and exchanged within seven days in accordance with China state regulations. Yet, your disclosure on page 25 states that customers only have a right of return if products are damaged. Please reconcile these statements.

Response to Comment 7:

With respect to the statement “ZXY allows products to be returned or exchanged within 7 days in accordance to China state law” - according to the China state law, customers can return or exchange within 7 days only if the products do not meet safety and health requirements, endanger a person’s and property safety; or do not meet the advertised performance. Consumers can choose to return, replace or have the product repaired. If the consumers choose to return the product as a result of the foregoing, the seller shall refund the invoice price in accordance with the law and then either (1) recover the invoice price from the producer or supplier of the product,  or (2) recover based on the purchase and sale contract with the producer or supplier.

In accordance with China state regulations if a customer want to return or exchange a product within 7 days because the customer does not like the product or for personal reasons, then the return is honored only if the product is not used and the packaging is not damaged.  After seven days the customer is not entitled to such return or exchange.

The disclosure on page 22 has been revised as provided above.

Notes to Consolidated Financial Statements

Note 15 – Segment Information, F-23

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8.
We note your response to our prior comment 17 and the related revision to your filing. As it relates to the omission of the disclosures required by SFAS 131 from your previous filings, please file an Item 4.02 Form 8-K disclosing the restatement of your financial statements as soon as possible or tell us why you believe that an Item 4.02 Form 8-K is not required. Refer to Section Four of Form 8-K.

Response to Comment 8:

Please note our response to the Staff’s comment 2 above, as we believe it is also applicable with respect to this comment 8.. We respectfully disagree that a restatement of our financial statements is necessary to include reporting segments and, accordingly, no disclosure under Item 4.02 of Form 8-K “Non-reliance on previously issued statements” is required.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 20

9.
We note your liquidity discussion simply recites information presented on your statement of cash flows (i.e. total cash flows for operating, investing and financing activities). We partially reissue comment six from our letter dated May 8, 2008. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the material period-to-period variations in material line items (e.g. provide an explanation of the significant change in your inventory, accounts receivable, accounts payable and accrued liabilities, etc.) for each period presented. Refer to Article 303(b) of Regulation S-K.

Response to Comment 9:

We have made the requested revisions on page 22 of Amendment No. 3.

10.
In connection with the comment above, we note your accounts receivable and inventory balances have significantly increased each period since December 31, 2007. In addition, it also appears that your accounts receivable and inventory turnover ratios continue to decline. Please revise your discussion to specifically discuss the factors that contributed to the increases in these balances as well as the corresponding decreases in your turnover ration. Further, please tell us how the deterioration in your turnover rates have impacted your determination of both reserves for accounts receivable and inventory.

Response to Comment 10:

Since December 31, 2007, accounts receivable balance increased due to (1) a slow down in accounts receivable turnover, which  was partly due to the impact of a slowdown in the global economy, and  (2)  an increase in sales. As accounts receivable increased, it could have had an effect on our bad debt allowances.  However, although such turnover slowed in comparison to prior periods, we have taken good control of accounts

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receivable so that the slowdown in turnover had no impact on our bad debt allowance so far.

Inventory increased due to the following two factors:

(1)           In early 2008, we experienced an unprecedented snow storm. Since most of our stores carry a low level of inventory, the snow storm further caused a shortage of inventory. The shortage of inventory negatively affected our first quarter sales. Therefore, the management decided to increase the level of inventory in order to maintain an adequate level for all stores as a precaution for other possible unexpected incidents; and

(2)           the increase in inventory was also partly due to increased sales compared to last year.

When inventory increases, whether as a result of a decision to take precautionary measures as we did to have additional inventory on hand, or to respond to increased demand it may affect the reserves for inventory. However, we believe that based on the circumstances described above and business decisions made by management to prepare for possible future interruptions in obtaining inventory that we  maintained an adequate level of inventory and that the turnover is  within the normal sales turnover.

11.
In your news release dated October 24, 2008, as posted on your website (www.china3cgroup.com), we note your Chief Executive Officer made the following statement: “The management understands that the credit policies are getting tighter and business faces serious shortage of liquidity…” If the disclosed issue will have a material impact on income, liquidity or capital resources, please revise to describe the management’s actions regarding this issue and quantify their effect, if practicable. Refer to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response to Comment 11:

In the news release dated October 24, 2008, CEO Mr. Wang stated "The management understands that the credit policies are getting tighter and business faces serious shortage of liquidity".  It was true that credit policies in China were tight as of the date of the news release.  In October, many Chinese companies had difficulties borrowing money from banks . However, on November 9,2008, China announced a RMB 4 trillion ($586 billion) stimulus plan. One of the major procedures in the stimulus plan is to lift commercial bank credit restrictions and implement a reasonable scale of credit expansions.  It is anticipated that the stimulus plan will significantly ease the credit condition.

We currently have no debt from bank loans or other borrowings, and as of the quarter ended September 30, 2008 had approximately $68 million in current assets.  The statement in the news release that the Staff quotes was made in the context of potential opportunities that we believe we may have to acquire other companies in the PRC that face a shortage of liquidity and little to no possibility of borrowing money due to the

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toughening credit policies. Even so, there is no guarantee that such acquisition opportunities will be available to us, or that we may decide to pursue them if available.  We do not believe that the credit condition will have any material impact on our income, liquidity and capital resources.

Other Exchange Act Filings

12.
Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from our comments. For example, please note (i) the additional disclosure provided regarding your major operating subsidiaries in response to our prior comment five and the interim disclosure requirements per paragraph 33 of SFAS 131 in response to our prior comment 17, (ii) enhanced discussion of segments in your management’s discussion and analysis of financial condition and (iii) the impact of changes in your disclosures to your conclusions regarding the effectiveness of your disclosure controls and procedures.

Response to Comment 12:

The Company will amend its other Exchange Act filings, as necessary, to reflect changes as a result of the Staff’s comments.

           The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Best regards,

China 3C Group

By: /s/ Zhenggang Wang
Name:  Zhenggang Wang
Title:     Chief Executive Officer and Chairman